For Immediate Release

NEWS RELEASE

TSX: PFN OTCBB: PAWEF FSE: P7J.F

Toll Free 1.800.667.1870

   www.pfncapital.com

Pacific North West Capital Commences Drill Program

on Destiny Gold Project, Québec

1,400 metres of diamond drilling to test borehole EM anomalies on the DAC deposit and a new target to the south
NI43-101 compliant Resources Estimate Report in progress

December 16, 2010, Vancouver, Canada – Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J and Alto Ventures Ltd. (“ATV”) TSX-V: ATV (together “the Companies”) are pleased to announce the commencement of diamond drilling on the Destiny Gold Project, located near Val-d’Or, Québec. The diamond drilling is the last component of the 2010 Destiny exploration program which also included high resolution airborne magnetic surveys and borehole electromagnetic surveying (BHEM), see news release dated October 14, 2010. This drill program will focus on drill targets derived from the geophysical surveys.

The current drill program will consist of 1,400 m in three holes. The objectives of the program are (1) to test select BHEM targets and the effectiveness of the geophysics to highlight areas of mineralization, and (2) to test for shallow gold mineralization to the south of the DAC deposit where the recently completed high resolution magnetic survey identified similar magnetic signatures as at the DAC. The drilling will be completed before the end of this year and results will be reported as they are received and interpreted.

Wardrop Engineering Inc has been commissioned to update the NI43-101 compliant resource estimates that were reported in 2007 for the DAC deposit. The work on the new NI43-101 compliant resource estimate will incorporate the results from infill and step-out drilling completed by PFN in 2009 and 2010. The work on the resource estimates is well in progress and results will be reported when they are made available

Drilling conducted in 2009-2010 revealed a massive sulphide mineralized zone adjacent to the gold mineralization (see news releases dated February 18 / April 12, 2010). Drill hole DES10-137 returned 0.73% Cu, 6.4% Zn, 0.3 g/t Au and 18 g/t Ag over a one metre interval.  Previous hole DES06-94 returned 5.79% Cu, 3.42% Zn, 1.21 g/t Au and 118.0 g/t Ag over a 0.7 m interval. The Companies interpret these sulphide occurrences as important to the gold mineralizing system and have completed borehole pulse electromagnetic surveys (BHEM) in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depth.

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About the Destiny Gold Project

The Destiny Gold Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The property consists of 177 claims totalling 7,421 ha and is located approximately 100 km by road north of the city of Val-d’Or. The property is accessible by provincial highway 397 which passes through the property.

Pacific North West Capital has fulfilled its obligations for the first two years of the option term as outlined in the agreement.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Property is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available on the Alto Ventures website).

Destiny Project: DAC Deposit and Darla Gold Zones
Surface Projection

Mafic Volcanics
HYDROLINE
N
DAC
Darla
8.0 g/t /1.5 m
Qtz eye Mafic Intrusive
UPPER ZONE
3.5 g/t /1.1 m
DES10-138
16.7 g/t /0.7 m
DARLA ZONE
New Gold Zone
19.5 g/t /2.1 m
4.9 g/t /1.2 m
34.8 g/t /0.3 m
Gabbro / Diorite
Granodioritic Dyke Swarm
Gold Zone – (with ore-grade intercepts; geochemically anomalous)
Base Metal Sulphide Horizon
Diamond Drill Hole
0
200 m
ALTO VENTURES LTD.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Mike Koziol, P. Geo, a qualified person under the provisions of national instrument 43-101.

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About Alto Ventures Ltd

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is active in Québec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties.  In Ontario, the Company is exploring in the Beardmore-Geraldton gold belt and the Shebandowan gold district.  Recently, with the acquisition of the Chilko project in British Columbia, the Company has added large tonnage bulk-mineable porphyry style deposits to its exploration targets.

For more details regarding the Company’s projects, please visit our website at www.altoventures.com.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and is a major shareholder of Fire River Gold Corp.  www.firerivergold.com

Pacific North West Capital is a member of the International Metals Group of Companies. www.internationalmetalsgroup.com

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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